UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-10882

Aegon Ltd
(Translation of registrant's name into English)

Aegon Limited An exempted company with liability limited by shares www.aegon.com	Statutory seat Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Principle place of business World Trade Center Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Bermuda Registrar of Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date: December 10, 2025	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Aegon Capital Markets Day 2025 – The Next Frontier

Strategic highlights:

  Aegon announces ambition to become a leading US life insurance and retirement group
  Aegon to move its head office and legal seat to the US and be renamed Transamerica Inc. at completion of transition, which Aegon aims to conclude by January 1, 2028
  Aegon Asset Management to focus on growing third-party revenues and improving efficiency
  Continued focus on profitable growth in Aegon’s International business
  Strategic review of Aegon UK, evaluating all options, including divestment

Financial highlights:

  Achieving all financial targets for 2025
  Further execution upon Aegon’s strategy to reduce capital employed in Financial Assets through a reinsurance transaction on part of its SGUL block, reducing mortality and policyholder behavior risk and capital employed by USD 0.3 billion. Negative impact on RBC ratio neutralized with a capital investment of USD 800 million, which will enable additional operating capital generation and remittances of USD 75 million per annum
  New EUR 400 million share buyback program to be split evenly between the first and the second half of 2026
  New financial ambitions for the transition period including dividend growth of > 5% per annum from around EUR 0.40 per share for 2025
  Estimated one-time implementation cost of relocation of around EUR 350 million to be incurred between 2H 2025 and 1H 2028

Schiphol, December 10, 2025 - Today, at its Capital Markets Day (CMD) 2025 in London, Aegon announces its ambition to become a leading US life insurance and retirement group and move its head office and legal seat to the US. Following the completion of the re-domiciliation process, which Aegon aims to conclude by January 1, 2028, the holding company, Aegon Ltd., will be renamed Transamerica Inc., while the business units will continue to operate under their current brands.

Aegon CEO Lard Friese together with Aegon CFO Duncan Russell, Transamerica CEO Will Fuller, and Aegon Asset Management CEO Shawn C.D. Johnson will present Aegon’s strategy and growth ambitions. The CMD, entitled “The Next Frontier”, builds on the successful execution of the first two chapters of Aegon’s transformation journey, which began in 2020.

Accelerating growth to become a leading business in the US
Aegon CEO Lard Friese commented: “Today marks a historical moment in the transformation of our company. Over the past five years, we have successfully transformed Aegon into a strong, focused, well-performing group. Now, we are ready for the next frontier: to fully capture the opportunities in the largest life insurance market in the world: the US. With Transamerica, which now represents around 70% of our operations, we are strongly positioned to serve a large and underserved segment: Main Street American families, and medium-sized companies. Aegon’s ambition is clear: we want to become a leading US life insurance and retirement group.”

Aegon’s decision to relocate its head office and legal domicile follows the review that was announced in August 2025. The move supports Aegon’s commitment to prioritize resources towards building a leading US life insurance and retirement group. Aegon aims to begin to report under US GAAP for the first time at its full year 2027 results. To facilitate the transition, Aegon will stop publishing trading updates in 2026 and 2027, limiting disclosures to comprehensive half-year reporting. After the relocation, Transamerica Inc.’s common stock will remain listed on Euronext and NYSE.

Lard Friese said: “The organizational implications of our decision to relocate to the US are profound and defining for our identity. I realize this decision will, ultimately, result in a significant impact for colleagues at our head office in the Netherlands. We will work to support our colleagues throughout the process. While this was not an easy decision to make, it fully embraces the reality of our business and prioritizes resources to build a leading franchise in the US. Once the re-domiciliation is completed, Aegon will change its name to Transamerica Inc. and become an American life insurance, annuity, and retirement group with international insurance and asset management subsidiaries.”

Aegon intends to convene an Extraordinary General Meeting in the fourth quarter of 2026 to seek shareholder approval for the move to the US. Vereniging Aegon, Aegon’s largest shareholder, considers the decision to relocate Aegon Ltd. to the US an important and positive step for Aegon. Vereniging Aegon has indicated that it will review and constructively consider any forthcoming proposals in relation to the impact on the Vereniging of the proposed relocation to the US.

The transition is expected to have an estimated one-time implementation cost of around EUR 350 million to be incurred between 2H 2025 and 1H 2028.

Reinsurance of a portfolio of SGUL policies with a net face value of USD 10 billion
Consistent with its strategy to reduce capital employed by Financial Assets, which are legacy blocks, Aegon has decided to reinsure a block of Secondary Guarantee Universal Life (SGUL) contracts. The transaction covers 30% of the face value of Transamerica’s SGUL business, bringing the total value addressed to 80% of the total SGUL portfolio in combination with previously executed management actions. It decreases the total capital employed by USD 0.3 billion to USD 2.7 billion, well ahead of the targeted reduction in 2025.

The transaction occurs at a price consistent with Aegon’s best estimate assumptions, resulting in a minimal impact on the company’s IFRS valuation equity and operating profit, while removing potential variances and risks associated with mortality and policyholder behavior in the future.

The transaction will unwind existing financing structures and trigger tax constraints along with realized losses, impacting the RBC ratio. It comes together with a USD 800 million investment into Transamerica which neutralizes the impact on the RBC ratio and will enable additional operating capital generation and remittances of USD 75 million per annum, which compares favorably to the alternatives.

Maximizing the value of Aegon’s business portfolio
In the US, the underlying market trends favor Transamerica’s business: people are living longer, the protection gap is widening, and there is significant opportunity for Aegon to support American families in preparing for retirement. To underpin Aegon’s growth plans, Transamerica aims to:

  Make World Financial Group (WFG), Transamerica’s affiliated insurance distribution network of more than 92,000 independent agents, the top agent network for “Main Street” America (middle market and mass affluent), with the aim to increase WFG’s total life sales by 14% per annum to around USD 900 million and increase WFG’s total annuity sales by 7% per annum to around USD 5.0 billion in 2027.
  Scale the Protection Solution business by increasing life sales by 15% per annum to around USD 720 million in 2027.
  Capitalize on Transamerica’s leadership position in pooled Retirement plans and broaden its ancillary product range, targeting approximately USD 275 billion Retirement plan AuA in 2027, while increasing Return on Assets from 8 bps (YTD 2025) to around 11 bps.
  Continue to decrease Transamerica’s exposure to its Financial Assets.

This plan aims to enable Transamerica to grow its operating result and its remittances by around 5% per annum over the course of the next two years from a 2025 run-rate of USD 1.4 to 1.6 billion and USD 675 million respectively. This includes the impact of the SGUL reinsurance transaction and related investment into Transamerica.

In addition, Aegon outlined its plans for its asset management business, which include:

  Expanding its third-party business segment by focusing on higher revenue-margin strategies which will enable third-party revenue growth to outpace AuM growth.
  Implementing a number of initiatives to improve the scalability and efficiency of its organization with the ambition to improve the Global Platforms operating margin to at least 20% in 2027, from around 16% expected for 2025. Key enablers include cost reduction programs, a simpler business organization and a single portfolio management system.
  Growing its Strategic Partnerships in China and France, which have historically been a strong source of earnings and remittances.
  Continuing the strong collaboration between Transamerica and Aegon Asset Management (Aegon AM), which includes investment in capabilities to contribute to Transamerica's growth plans.

These plans aim to increase Aegon AM’s operating result to more than EUR 200 million in 2027, from a 2025 run-rate of EUR 170–200 million, and to increase its remittances of approximately EUR 80 million estimated for 2025 by more than 5% per annum until 2027.

In the UK, Aegon’s strategy to transform Aegon UK into a leading digital savings and retirement platform, as outlined in June 2024, continues to make good progress and the business remains a reliable and growing source of revenues for the Group. In the context of our stronger focus on the U.S., Aegon will begin a strategic review of Aegon UK to assess the best way to accelerate and maximize value for all stakeholders. In this review all options will be evaluated, including a potential divestment.

With respect to its International business, which includes growth markets in Spain & Portugal, Brazil, China, and Transamerica Life Bermuda, Aegon will continue to invest in profitable growth. These businesses, primarily operated through partnerships, will continue to upstream remittances and contribute to the Group’s operating results, building their growth on product innovation, customer service, and expanding distribution.

a.s.r. shareholding
Aegon will remain a patient shareholder of a.s.r. and benefit from its progress, holding its stake until the a.s.r. share price reflects its intrinsic value and/or until value-creating opportunities present themselves. As Aegon CEO Lard Friese, who is currently a non-independent member of the supervisory board of a.s.r., will be fully focused on delivering on the ambitions that Aegon has set out today, Aegon will nominate a new member of the supervisory board of a.s.r. Following the approval of the nominee by all relevant stakeholders of a.s.r., Lard Friese will step down as non-independent member of its supervisory board.

Capital management implications
Under the new strategic ambition, Aegon’s approach to capital management will not change. Aegon's operating companies will remain well capitalized and Cash Capital at Holding will be maintained around the mid-point of the EUR 0.5 to 1.5 billion operating range. Excess capital will be returned to shareholders over time, unless it can be invested in value-creating opportunities. To support shareholder returns and reach the targeted level of EUR 1.0 billion at the end of 2026, Aegon announces today a new EUR 400 million share buyback program to be split evenly between the first and the second half of 2026. The share buyback program will start at the beginning of January 2026.

Consistent with the strategy announced today, the financial flexibility enabled by the capital management framework will be prioritized to the US.

Across its businesses, Aegon will continue to increase the proportion of capital employed in strategic business lines with attractive returns. At the same time, Aegon aims to drive capital employed by the US Financial Assets down to USD 2.2 billion by year-end 2027, while reducing risk sensitivities through management actions and transactions.

Financial targets
As a result of Aegon’s plans to further strengthen its businesses and grow profitably:

  The company’s operating result is expected to grow by around 5% per annum between 2025 and 2027 from EUR 1.5 - 1.7 billion (run-rate taking into account an assumed EUR/USD exchange rate of 1.20), driven by growth of Aegon’s US Strategic Assets.
  OCG after holding funding and operating expenses is expected to grow between 0% and 5% per annum over the same timeframe, from around EUR 0.9 billion for 2025 (run-rate taking into account both the positive impact of the SGUL derisking transaction and related investment into Transamerica and the negative impact of an assumed EUR/USD exchange rate of 1.20) as higher earnings on in-force are offset by higher new business strain.
  Free cash flow is expected to grow by around 5% per annum from around EUR 0.8 billion per year (run-rate taking into account both the positive impact of the SGUL derisking transaction and related investment into Transamerica and the negative impact of an assumed EUR/USD exchange rate of 1.20 and the reduced cash flows from a.s.r. driven by the reduced size of the stake) as the pay-out ratio of OCG gradually increases over time.
  Dividends remain well covered by free cash flow and, on a per share basis, will benefit from the reduction in share count from the announced share buyback programs, enabling a growth of dividend per share in excess of 5% per annum.

Contacts

Media relations	Investor relations
Richard Mackillican	Yves Cormier
+31 (0) 6 27 41 15 46	+44 (0) 782 337 1511
richard.mackillican@aegon.com	yves.cormier@aegon.com

Link to live Capital Markets Day webcast
Aegon is hosting a Capital Markets Day (CMD) in London on December 10 from 13:00 GMT (14:00 CET) to provide an update on our strategy and financial targets. You can follow the presentations and discussions at our Capital Markets Day via a live webcast. Please use this link to register.

About Aegon
Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues. Aegon is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Local currencies
This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and in GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Cautionary note regarding non-IFRS measures
This document includes the following non-IFRS financial measures: operating result and valuation equity. Operating result is calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies, except for its associate a.s.r. Operating result reflects Aegon’s profit before tax from underlying business operations and mainly excludes components that relate to accounting mismatches that are dependent on market volatility or relate to events that are considered outside the normal course of business. Valuation equity represents the sum of shareholders’ equity and Contractual Service Margin (CSM) after-tax (embedded value of unearned profits in insurance contracts). This measure is intended to provide a more comprehensive view of the Group’s economic value. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements
The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, could, is confident, will, and similar expressions as they relate to Aegon. These statements may contain information about financial prospects, economic conditions and trends and involve risks and uncertainties. In addition, any statements that refer to sustainability, environmental and social targets, commitments, goals, efforts and expectations and other events or circumstances that are partially dependent on future events are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation, and expressly disclaims any duty, to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially and adversely from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

  Changes in general economic and/or governmental conditions, particularly in Bermuda, the United States, the United Kingdom and in relation to Aegon’s shareholding in ASR Nederland N.V. and asset management business, the Netherlands;
  Civil unrest, (geo-) political tensions, military action or other instability in countries or geographic regions that affect our operations or that affect global markets;
  Changes in the performance of financial markets, including emerging markets, such as with regard to:
    The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
    The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds;
    The effects of declining creditworthiness of certain public sector securities and the resulting decline in the value of government exposure that Aegon holds;
    The impact from volatility in credit, equity, and interest rates;
  Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
  The effect of tariffs and potential trade wars on trading markets and on economic growth, globally and in the markets where Aegon operates.
  Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
  Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the written premium, policy retention, profitability and liquidity of its insurance subsidiaries;
  The effect of applicable Bermuda solvency requirements, the European Union’s Solvency II requirements, and applicable equivalent solvency requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain and our ability to pay dividends;
  Changes in the European Commission’s or European regulator’s position on the equivalence of the supervisory regime for insurance and reinsurance undertakings in force in Bermuda;
  Changes affecting interest rate levels and low or rapidly changing interest rate levels;
  Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
  The effects of global inflation, or inflation in the markets where Aegon operates;
  Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
  Increasing levels of competition, particularly in the United States, the United Kingdom, emerging markets and in relation to Aegon’s shareholding in ASR Nederland N.V. and asset management business, the Netherlands;
  Catastrophic events, either manmade or by nature, including by way of example acts of God, acts of terrorism, acts of war and pandemics, could result in material losses and significantly interrupt Aegon’s business;
  The frequency and severity of insured loss events;
  Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products and management of derivatives;
  Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
  Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
  Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
  Customer responsiveness to both new products and distribution channels;
  Third-party information used by us may prove to be inaccurate and change over time as methodologies and data availability and quality continue to evolve impacting our results and disclosures;
  As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, operational risks such as system disruptions or failures, security or data privacy breaches, cyberattacks, human error, failure to safeguard personally identifiable information, changes in operational practices or inadequate controls including with respect to third parties with which Aegon does business, may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
  Aegon’s failure to swiftly, effectively, and securely adapt and integrate emerging technologies;
  The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to complete, or obtain regulatory approval for, acquisitions and divestitures, integrate acquisitions, and realize anticipated results from such transactions, and its ability to separate businesses as part of divestitures. In particular, there is no certainty or guarantee, if pursued, what the manner, timing, and potential impacts of a relocation of the company’s legal domicile and head office to the United States would be and if such relocation can be completed successfully.
  Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies, as well as other management initiatives related to cost savings, Cash Capital at Holding, gross financial leverage and free cash flow;
  Changes in the policies of central banks and/or governments;
  Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
  Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
  Consequences of an actual or potential break-up of the European Monetary Union in whole or in part, or further consequences of the exit of the United Kingdom from the European Union and potential consequences if other European Union countries leave the European Union;
  Changes in laws and regulations, or the interpretation thereof by regulators and courts, including as a result of comprehensive reform or shifts away from multilateral approaches to regulation of global or national operations, particularly regarding those laws and regulations related to ESG matters, those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, the attractiveness of certain products to its consumers and Aegon’s intellectual property;
  Regulatory changes relating to the pensions, investment, insurance industries and enforcing adjustments in the jurisdictions in which Aegon operates;
  Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national (such as Bermuda) or US federal or state level financial regulation or the application thereof to Aegon;
  Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results, shareholders’ equity or regulatory capital adequacy levels;
  The rapidly changing landscape for ESG responsibilities, leading to potential challenges by private parties and governmental authorities, and/or changes in ESG standards and requirements, including assumptions, methodology and materiality, or a change by Aegon in applying such standards and requirements, voluntarily or otherwise, may affect Aegon’s ability to meet evolving standards and requirements, or Aegon’s ability to meet its sustainability and ESG-related goals, or related public expectations, which may also negatively affect Aegon’s reputation or the reputation of its board of directors or its management;
  Unexpected delays, difficulties, and expenses in executing against Aegon’s environmental, climate, or other ESG targets, goals and commitments, and changes in laws or regulations affecting us, such as changes in data privacy, environmental, health and safety laws; and
  Reliance on third-party information in certain of Aegon’s disclosures, which may change over time as methodologies and data availability and quality continue to evolve. These factors, as well as any inaccuracies in third-party information used by Aegon, including in estimates or assumptions, may cause results to differ materially and adversely from statements, estimates, and beliefs made by Aegon or third-parties. Moreover, Aegon’s disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in its business or applicable governmental policies, or other factors, some of which may be beyond Aegon’s control. Additionally, Aegon's discussion of various ESG and other sustainability issues in this document or in other locations, including on our corporate website, may be informed by the interests of various stakeholders, as well as various ESG standards, frameworks, and regulations (including for the measurement and assessment of underlying data). As such, our disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes, even if we use words such as "material" or "materiality" in relation to those statements. ESG expectations continue to evolve, often quickly, including for matters outside of our control; our disclosures are inherently dependent on the methodology (including any related assumptions or estimates) and data used, and there can be no guarantee that such disclosures will necessarily reflect or be consistent with the preferred practices or interpretations of particular stakeholders, either currently or in future.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2024 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

WORLD FINANCIAL GROUP (WFG)
WFG CONSISTS OF:
IN THE UNITED STATES, WORLD FINANCIAL GROUP INSURANCE AGENCY, LLC (IN CALIFORNIA, DOING BUSINESS AS WORLD FINANCIAL INSURANCE AGENCY, LLC), WORLD FINANCIAL GROUP INSURANCE AGENCY OF HAWAII, INC., WORLD FINANCIAL GROUP INSURANCE AGENCY OF MASSACHUSETTS, INC., AND / OR WFG INSURANCE AGENCY OF PUERTO RICO, INC. (COLLECTIVELY WFGIA), WHICH OFFER INSURANCE AND ANNUITY PRODUCTS.
IN THE UNITED STATES, TRANSAMERICA FINANCIAL ADVISORS, INC. IS A FULL-SERVICE, FULLY LICENSED, INDEPENDENT BROKER-DEALER AND REGISTERED INVESTMENT ADVISOR. TRANSAMERICA FINANCIAL ADVISORS, INC. (TFA), MEMBER  FINRA, MSRB, SIPC , AND REGISTERED INVESTMENT ADVISOR, OFFERS SECURITIES AND INVESTMENT ADVISORY SERVICES.
IN CANADA, WORLD FINANCIAL GROUP INSURANCE AGENCY OF CANADA INC. (WFGIAC), WHICH OFFERS LIFE INSURANCE AND SEGREGATED FUNDS. WFG SECURITIES INC. (WFGS), WHICH OFFERS MUTUAL FUNDS.
WFGIAC AND WFGS ARE AFFILIATED COMPANIES.

Attachment

  20251210_PR_Aegon Capital Markets Day 2025 – The Next Frontier (https://ml-eu.globenewswire.com/Resource/Download/faeed2d2-7b06-41f8-9da3-d1c364a21bab)